UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Magnum Opus Acquisition Limited

(Name of Issuer)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

(Title of Class of Securities)

G5S70A120

(CUSIP Number)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5S70A120	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Sumitomo Mitsui Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.50%
12	TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. G5S70A120	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SMBC Asset Management Services (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.50%
12	TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. G5S70A120	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS TT International Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.50%
12	TYPE OF REPORTING PERSON (See Instructions) FI

Item 1.

(a)	Name of Issuer.

Magnum Opus Acquisition Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

15th Floor

Nexxus Building

77 Des Voeux Road

Central, Hong Kong

Item 2.

(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Sumitomo Mitsui Financial Group, Inc. (“SMFG”), SMBC Asset Management Services (UK) Limited (“SMBCAM”), and TT International Asset Management Ltd. (“TTIAM”), (together, the “Reporting Persons”) with respect to the units, each consisting of one Class A ordinary share, $0.0001 par value (“Class A Ordinary Share”), and one-half of one redeemable warrant (the “Units”), held by various investment vehicles for which TTIAM serves as investment manager (the “Investment Vehicles”).

(b)	Address of Principal Business Office or, if none, Residence.

SMFG

1-2 Marunouchi, 1-chome, Chiyoda-Ku, Tokyo, Japan

SMBCAM

99 Queen Victoria Street, London, United Kingdom

TTIAM

62 Threadneedle Street, London, United Kingdom

(c)	Citizenship.

SMFG is organized under the laws of Japan. SMBCAM and TTIAM are organized under the laws of the United Kingdom.

(d)	Title of Class of Securities.

Units, each consisting of one Class A Ordinary Share and one-half of one redeemable warrant

(e)	CUSIP Number.

G5S70A120

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: SMFG is a bank holding company registered with the Japan Financial Services Agency (JFSA). SMBCAM is a parent holding company holding 100% of shares of TTIAM, which is an investment adviser registered with the UK Financial Conduct Authority (UKFCA).

Item 4.	Ownership.

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentage ownership reported herein is based on 20,000,000 Units outstanding upon the consummation of the Issuer’s initial public offering on March 25, 2021, according to the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Persons are filing this Statement on Schedule 13G with respect to an aggregate 2,300,000 Units held directly by the Investment Vehicles, including 1,152,526 Units, representing 5.8% outstanding, held directly by Best Investment Corporation, which has separately filed a Schedule 13G on April 1, 2021.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to holding companies and investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiro Yoshimura
	Name:	Masahiro Yoshimura
	Title:	General Manager, Business Development Department

Dated: April 9, 2021

SMBC Asset Management Services (UK) Limited

By:	/s/ Hideyuki Omokawa
	Name:	Hideyuki Omokawa
	Title:	Director

Dated: April 9, 2021

TT International Asset Management Ltd

By:	/s/ Peter M. Fox
	Name:	Peter M. Fox
	Title:	Chief Compliance Officer